Exhibit 99.2

BURNING ROCK BIOTECH LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 20, 2023

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”) will be held on December 20, 2023 at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai for the following purposes:

1.

To ratify the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2023 and to authorize the directors of the Company to determine the remuneration of the auditor.

2.	To re-elect Wendy Hayes, Min-Jui Richard Shen and Zhihong (Joe) Zhang as directors of the Company. The resume of each of Ms. Hayes, Dr. Shen and Dr. Zhang are attached hereto as Exhibit A.

3.

To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on November 22, 2023 (New York time) as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on November 22, 2023 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A ordinary shares or Class B ordinary shares as of the record date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

Any holder of Class A ordinary shares or Class B ordinary shares and any duly appointed proxy or corporate representative of a holder of ordinary shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING

If you are a holder of our Class A ordinary shares or Class B ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai, Attention: Leo Li, Chief Financial Officer, by email to leo.li@brbiotech.com as soon as possible and in any event no later than 10:00 a.m. December 12, 2023 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yusheng Han
Yusheng Han
Chairman of the Board of Directors

Date: November 22, 2023

Exhibit A

Resume of Candidates for Directors

Ms. Wendy Hayes has served as our independent director since June 2020. Ms. Hayes has served as an independent director of Tuanche Limited (NASDAQ: TC) since November 2018, iHuman Inc. (NYSE: IH) since October 2020, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, and SciClone Pharmaceuticals (Holdings) Limited (HKEX: 6600) since March 2021. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is currently a Senior Fellow of ALI at Harvard University. Ms. Hayes is a certified public accountant in the United States (California) and China.

Dr. Min-Jui Richard Shen has served as our independent director since June 2020. Dr. Shen is the managing director of RS Technology Ventures, LLC, a strategic advisory and investment company focused on nucleic acid analysis, oncology diagnostics and genomics which he founded in 2016. From 2000 to 2016, Dr. Shen worked at Illumina, Inc., a provider of life sciences tools company, where he successively served as, director of scientific operations, director of scientific research, senior director of biochemistry development, vice president for assay biochemistry and reagent manufacturing, vice president for operations and acting vice president for assay biochemistry, vice president for consumables product development, and vice president for oncology research and development. Prior to Illumina Inc., Dr. Shen worked at Myriad Genetics, Inc., a molecular diagnostics company, from 1998 to 2000. Dr. Shen received his bachelor’s degree in biochemistry from University of California, Los Angeles and his Ph.D. degree in biochemistry and molecular biology from Louisiana State University Medical Center. Additionally, Dr. Shen is a member of the External Advisory Board of the Parker H. Petit Institute for Bioengineering and Bioscience at the Georgia Institute of Technology.

Dr. Zhihong (Joe) Zhang has served as our director since June 2023. Dr. Zhang joined us as chief technology officer in March 2016. Prior to joining us, Dr. Zhang was a staff scientist of Illumina, Inc., and a senior fellow of Howard Hughes Medical Institute and University of Washington. He obtained a bachelor’s and master’s degree in biochemistry and molecular biology from Fudan University in 1997 and 2000, and a Ph.D. degree in molecular genetics and microbiology from Duke University in 2005.